UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72877 / August 20, 2014

Admin. Proc. File No. 3-15909

In the Matter of

ZHIDALI RADIO AND TELEVISION
    NETWORK, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Zhidali Radio and Television Network, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Zhidali Radio and Television Network, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Zhidali Radio and Television Network, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Zhidali Radio and Television Network, Inc.,* Initial Decision Rel. No. 629 (July 8, 2014), 109 SEC Docket 06, 2014 WL 3101439. The stock symbol and Central Index Key number for Zhidali Radio and Television Network, Inc., are ZDLA and 1346352.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

ZHIDALI RADIO AND TELEVISION
 NETWORK, INC.

INITIAL DECISION OF DEFAULT
July 8, 2014

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange
                Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondent Zhidali Radio and Television Network, Inc. (Zhidali). The revocation is based on Zhidali's failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On June 5, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Zhidali has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Zhidali was served with the OIP on June 9, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii). Zhidali Radio and Television Network, Inc., Admin. Proc. Rulings Release No. 1551, 2014 SEC LEXIS 2195 (June 24, 2014). Zhidali's Answer was due by June 23, 2014. Id. (citing OIP at 2; 17 C.F.R. §§ 201.160(b), .220(b)). I warned Zhidali that if it failed to defend the proceeding, it would be deemed in default, the proceeding would be determined against it, and the registration of its securities would be revoked. Id. (citing OIP at 2-3; 17 C.F.R. § 201.155(a)). To date, Zhidali has not filed an Answer.

FINDINGS OF FACT

Zhidali is in default for failing to file an Answer or otherwise defend the proceeding. See OIP at 2-3; 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Zhidali (CIK No. 1346352) is a delinquent Colorado corporation located in Tengzhou, Shandong, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Zhidali is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2010, which reported a net loss of $8,467 for the prior three months. As of May 28, 2014, Zhidali's common stock was quoted on OTC Link (formerly, "Pink Sheets") operated by OTC Markets Group Inc., had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failures to file timely periodic reports, Zhidali failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Zhidali failed to timely file required periodic reports. As a result, Zhidali failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Zhidali's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Zhidali's violations are also recurrent in that it repeatedly failed to file periodic reports. See Nature's Sunshine Prods., Inc., Exchange Act

Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495-96 (respondent failed to file seven required periodic reports due over a two-year period); Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Zhidali is culpable because it failed to heed the delinquency letter sent to it by the Division of Corporation Finance, and it was therefore on notice, even before the OIP was issued, of its obligation to file periodic reports. See China-Biotics, Inc., Exchange Act Release No. 70800, 2013 WL 5883342, at *10 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Zhidali has not answered the OIP to address whether it has made any efforts to remedy its past violations and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Zhidali.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Zhidali Radio and Television Network, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondent is notified that it may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. Id.

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Cameron Elliot
Administrative Law Judge